EXHIBIT 21.1



               BEI MEDICAL SYSTEMS COMPANY, INC. AND SUBSIDIARIES
                              LIST OF SUBSIDIARIES

                                                                  % OF VOTING
     NAME                                                       SECURITIES OWNED

1.   BEI Medical Systems Company, Inc., a Delaware corporation            100%

2.   Meditron Devices, Inc., a Delaware corporation                       100%

3.   Xylog Corporation, a New Jersey corporation                          100%

4.   BEI Medical Systems International, Inc., a Delaware corporation      100%

5.   Calculus Instruments Company, Inc., a New Jersey corporation         100%

6.   Ovamed Corporation, a California corporation                         100%

7.   Zinnanti Surgical Instruments, a California corporation              100%